November 14, 2006

Securities and Exchange Commission
Office of Filings, Document Control
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Joint Insured Fidelity Bond Domini Advisor Trust (File No. 811-21653)

Dear Sir/Madam:

On behalf of Domini Advisor Trust and pursuant to the requirements of paragraph (g)(1) of Rule 17g-1 under the Investment Company Act of 1940, as amended, we are submitting to you herewith the following documents:

(i)	a copy of the Joint Insured Fidelity Bond (No. 621-3944);

(ii)	a certified copy of the resolution of a majority of the board of trustees who are not ‘‘interested persons’’ of Domini Advisor Trust approving the amount, type, form, and coverage of the joint insured fidelity bond and the portion of the premium to be paid by each investment company; and

(iii)	a copy of the agreement between Domini Advisor Trust and all the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1.

Domini Advisor Trust has authorized us to advise you as follows:

(i)	Domini Advisor Trust would have provided and maintained a single insured bond in the amount of $150,000 had it not been named as an insured under the Joint Insured Fidelity Bond.

(ii)	Premiums have been paid on the Joint Insured Fidelity Bond for the period from November 1, 2006, to November 1, 2007.

Should you have any questions regarding this filing, please call the undersigned at (212) 217-1071.

Sincerely,

/s/ Maurizio Tallini
Maurizio Tallini, CPA
Chief Compliance Officer